EXHIBIT 99.06

Explanation of the related media reports

Date of events: 2016/12/09

Contents:

1.Date of occurrence of the event:2016/12/09

2.Company name:Chunghwa Telecom

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Economic Daily News, etc.

6.Content of the report:Chunghwa Telecom’s Chairman, Lih-Shyng Tsai, is to step down and to be replaced by Yu Cheng.

7.Cause of occurrence:None

8.Countermeasures:The Company has no comments on the related news reports.

9.Any other matters that need to be specified:The replacement of Chairman of the Company shall be determined in accordance with the relevant procedures.